December 31, 2024

Ryan Hershberger
President and Assistant Treasurer
Ford Credit Floorplan Corporation
Ford Credit Floorplan LLC
c/o Ford Motor Credit Company LLC
One American Road
Dearborn, Michigan 48126

       Re: Ford Credit Floorplan Corporation
           Ford Credit Floorplan LLC
           Ford Credit Floorplan Master Owner Trust A
           Registration Statement on Form SF-3
           Filed December 3, 2024
           File Nos. 333-283567, 333-283567-01, and 333-283567-02
Dear Ryan Hershberger:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-3
General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General
       Instruction I.A.2. of Form SF-3.
 December 31, 2024
Page 2
Summary
Transaction Parties, page 12

2. We note that the owner trustee, indenture trustee, back-up servicer, and asset representations reviewer are not identified in the prospectus, but are identified in the exhibits. Please revise the summary section of the prospectus to identify these parties.
       Refer to Item 1103(a)(1) of Regulation AB.
Trust Property
Additional Designated Accounts, page 58

3. We note your disclosure here and elsewhere throughout the prospectus that additional accounts may be designated to the trust if certain conditions are satisfied. Please revise your prospectus where appropriate to include disclosure about the nature of the review of such additional accounts performed by the depositors or the sponsor as required by Rule 193 and whether the receivables related to such accounts deviate from disclosed underwriting criteria or other criteria or benchmarks used to evaluate the assets. Refer to Securities Act Rule 193 and Items 1111(a)(7), 1111(a)(8), and
       1111(g)(8) of Regulation AB.
Obligation to Repurchase Receivables, page 69

4. We note that Ford Credit has an obligation to repurchase receivables for breach of a representation or warranty. Please revise your form of prospectus to include bracketed disclosure indicating that you will provide information regarding Ford Credit's financial condition if there is a material risk that Ford Credit's ability to comply with the repurchase provision could have a material impact on pool performance or performance of the asset-backed securities. Refer to Item 1104(f) of Regulation AB.
Description of the Notes
Limitation on Legal Proceedings, page 99

5. We note your disclosure about the limitation on the rights of noteholders to institute proceedings, including the numerous conditions required, such as offering to indemnify the indenture trustee. Please clarify if noteholders have the same limitations if they were to institute proceedings against the indenture trustee for not meeting its responsibilities set forth in the Indenture.
Transaction Parties, page 116

6. As we noted above, the owner trustee, indenture trustee, backup servicer, and asset representations reviewer are not identified in the prospectus, but are identified in the exhibits. Please revise the prospectus to identify and provide a description of each of these parties, including a discussion of their experience in similar roles in comparable transactions. Refer to Items 1108(b)(2), 1109(a)(2), and 1109(b)(2) of Regulation AB.
Use of Proceeds, page 124

7. We note your disclosure that the net proceeds from the sale of the notes will be used by the depositors to purchase the receivables from Ford Credit. Please revise to clarify whether any of the proceeds from the offering will be used by the issuing entity or if all net proceeds will be paid directly to the depositors to use for their own purposes. If
 December 31, 2024
Page 3

       the issuing entity will use a portion of the proceeds, please revise to disclose how the issuing entity intends to use the proceeds, including the approximate amount intended to be used for each such purpose. Refer to Item 504 of Regulation S-K. If the issuing entity will not use any of the proceeds, please revise to clarify whether the payment of net proceeds directly to the depositors will result in a reduction of the depositor interest.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Shalini Shah at 202-551-5942 or Benjamin Meeks at 202-551-7146
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Structured Finance